SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.                     )

THE PMI GROUP, INC.

(Name of Subject Company (Issuer))

THE PMI GROUP, INC.

(Name of Filing Person (Issuer))

2.50% Senior Convertible Debentures due 2021

(Title of Class of Securities)

69344MAC5 and 69344MAE1

(CUSIP Numbers of Class of Securities)

Victor J. Bacigalupi, Esq.

Senior Executive Vice President, General

Counsel and Secretary

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

(925) 658-7878

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing person)

with copy to:

John L. Savva, Esq.

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

(650) 461-5600

CALCULATION OF FILING FEE

Transaction Valuation*: $364,500,000.00	Amount of Filing Fee**: $46,182.15

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.50% Senior Convertible Debentures due 2021 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount plus any accrued and unpaid interest, including contingent interest, and additional interest, if any, with respect to the Notes as of July 15, 2004. As of June 16, 2004, there was $360,000,000 in aggregate principal amount of Notes outstanding. We estimate accrued and unpaid interest with respect to the Notes as of July 15, 2004 to be approximately $4,500,000, resulting in an aggregate maximum purchase price of $364,500,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.

☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by The PMI Group, Inc., a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase the 2.50% Senior Convertible Debentures due 2021 issued by the Company on July 16, 2001 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated June 16, 2004 (the “Company Notice”), the Securities and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated as of July 16, 2001 (as supplemented, the “Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”).

The Option will expire at 5:00 p.m., New York City time, on Thursday, July 15, 2004. To surrender the Securities pursuant to the Purchase Notice filed as Exhibit (a)(1)(B) to this Schedule TO-I (the “Purchase Notice”) certificates representing the Securities, together with a properly completed and duly executed copy of the Purchase Notice, and any other documents required by the Purchase Notice must be received by The Bank of New York, as paying agent (the “Paying Agent”) by 5:00 p.m., New York City time, on Monday, July 12, 2004 (the “Notice Date”) and not withdrawn prior to 5:00 p.m., New York City time, on Thursday, July 15, 2004 (the “Purchase Date”). This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Securities and the Company is offering to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Company Notice, the Securities and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C). The Securities are convertible into shares of common stock, $0.01 par value per share, of the Company upon satisfaction of certain conditions and terms set forth in the Indenture. The Company maintains its registered and principal executive offices at 3003 Oak Road, Walnut Creek, California 94597. The telephone number there is (925) 658-7878. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.

Item 10.	Financial Statements.

(a) The Company believes that its financial condition is not material to a holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Option is not subject to any financing conditions, (iii) the Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Company Notice to Holders of 2.50% Senior Convertible Debentures due 2021, dated June 16, 2004.

(a)(1)(B)	Form of Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(5)	Press release issued by the Company on June 16, 2004.

(b)	Not applicable

(d)(1)	Indenture, dated as of July 16, 2001, between the Company and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 18, 2001.

(d)(2)	First Supplemental Indenture, dated as of May 28, 2003, between the Company and the Bank of New York, as Trustee, incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PMI GROUP, INC.

By:	/s/ VICTOR J. BACIGALUPI
Name:	Victor J. Bacigalupi
Title:	Senior Executive Vice President, General Counsel & Secretary

Dated: June 16, 2004

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EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of 2.50% Senior Convertible Debentures due 2021, dated June 16, 2004.

(a)(1)(B)	Form of Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(5)	Press release issued by the Company on June 16, 2004.

(d)(1)	Indenture, dated as of July 16, 2001, between the Company and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 18, 2001.

(d)(2)	First Supplemental Indenture, dated as of May 28, 2003, between the Company and the Bank of New York, as Trustee, incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.